Exhibit 12
			       Xerox Corporation

		  Computation of Ratio of Earnings to Fixed Charges

		      Three months ended             Year ended
			   March 31,                December 31,
(In millions)            1997    1996    1996    1995    1994    1993*  1992

Fixed charges:
  Interest expense     $  135  $  148  $  592  $  603  $  520  $  540 $  627
  Rental expense           34      35     140     142     170     180    187
  Preferred stock divi-
   dend of subsidiary       6       -       -       -       -       -      -
    Total fixed charges
      before capitalized
      interest            175     183     732     745     690     720    814
Capitalized interest        -       -       -       -       2       5     17
    Total fixed charges$  175  $  183  $  732  $  745  $  692  $  725 $  831

Earnings available for
  fixed charges:
  Earnings**           $  450  $  404  $2,067  $1,980  $1,602  $ (193) $1,183
  Less undistributed
    income in minority
    owned companies       (23)    (20)    (84)    (90)    (54)    (51)   (52)
  Add fixed charges before
    capitalized interest  175     183     732     745     690     720    814
  Total earnings
    available for
    fixed charges      $  602  $  567  $2,715  $2,635  $2,238  $  476 $1,945

Ratio of earnings to
   fixed charges (1)(2)  3.44    3.10    3.71    3.54    3.23    0.66   2.34


(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent paydowns. Discontinued operations consist of the Company's Insurance and Other Financial Services businesses and its real-estate development and third-party financing businesses.

(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

* 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $249 million.

** Sum of "Income before Income Taxes, Equity Income and Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."